Management’s Responsibility

The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company’s assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company’s assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for approving the annual financial statements and for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which is composed of unrelated independent directors. The Audit Committee is responsible for the appointment and oversight of the external auditors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditor, to review the interim and annual consolidated financial statements of the Company, and to recommend the annual financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

By: /s/ Christopher Waddick
Christopher J. Waddick
Executive Vice President and Chief Financial Officer

By: /s/ David Elsley
David G. Elsley
President and Chief Executive Officer

January 7, 2005

Consolidated Financial Statements (Expressed in Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

KPMG LLP	Telephone	(416)228-7000
Chartered Accountants	Fax	(416)228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

January 7, 2005

KPMG LLP	Telephone	(416)228-7000
Chartered Accountants	Fax	(416)228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON
CANADA-UNITED STATES REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 1(o) to the financial statements. Our report to the shareholders dated January 7, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Canada

January 7, 2005

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2004 and 2003

	2004	2003

Assets
Current assets:
Cash	$5,336	$4,476
Marketable securities (note 2)	67,651	52,354
Clinical supplies	2,804	4,418
Tax credits recoverable	1,596	1,383
Prepaid expenses and deposits	1,850	1,021

	79,237	63,652
Marketable securities (note 2)	—	3,255
Property and equipment (note 3)	967	360
Acquired technology (note 4)	759	1,013
Deferred share issue costs	—	503

	$80,963	$68,783

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,120	$3,831
Accrued liabilities	7,168	2,487
Accrued loss on forward exchange contracts (note 8)	5,220	—

	20,508	6,318

Shareholders’ equity (note 5):
Share capital:
Authorized:
Unlimited common shares, without par value Issued and outstanding:
72,331,286 common shares (2003 - 62,022,306)	245,465	173,380
Warrants	1,456	1,456
Options	1,199	744
Deficit	(187,665)	(113,115)

	60,455	62,465

Commitments (notes 11 and 12)

	$80,963	$68,783

See accompanying notes to consolidated financial statements.

On behalf of the Board:

      “Benoit La Salle”             Director
      “William R. Grant”           Director

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Expenses:
Research and development (note 14)	$51,794	$21,730	$12,675	$122,725
General and administration	15,852	10,250	7,542	61,592
Foreign exchange loss	8,288	1,111	267	9,608

Loss before the undernoted	(75,934)	(33,091)	(20,484)	(193,925)
Investment income	1,384	1,143	977	7,770

Loss for the period	(74,550)	(31,948)	(19,507)	(186,155)
Deficit, beginning of period	(113,115)	(81,167)	(61,660)	(1,510)

Deficit, end of period	$(187,665)	$(113,115)	$(81,167)	$(187,665)

Basic and diluted loss per common share (note 6)	$(1.07)	$(0.57)	$(0.40)

See accompanying notes to consolidated financial statements.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Cash provided by (used in):
Operating activities:
Loss for the period	$(74,550)	$(31,948)	$(19,507)	$(186,155)
Items not involving cash:
Amortization of property and equipment and acquired technology	463	393	377	4,286
Stock-based compensation costs	455	431	—	886
Common shares issued for services	—	—	—	2,449
Foreign exchange loss	8,278	1,186	228	9,584
Other	—	4	—	(35)
Change in non-cash operating working capital (note 7(a))	9,542	708	(1,235)	9,010

	(55,812)	(29,226)	(20,137)	(159,975)
Financing activities:
Shares issued for cash	76,913	50,669	25,000	233,405
Warrants exercised for cash	—	1,347	—	16,941
Options exercised for cash	1,300	589	540	7,042
Share issue costs	(5,625)	(4,632)	(1,901)	(17,265)
Issue of convertible debt, net	—	—	—	622
Payable to related parties	—	—	—	(234)

	72,588	47,973	23,639	240,511
Investing activities:
Increase in property and equipment	(816)	(192)	(87)	(1,903)
Increase in acquired technology	—	—	—	(1,283)
Purchases of marketable securities	(74,872)	(49,151)	(24,201)	(221,767)
Maturities of marketable securities	59,976	33,143	21,626	149,947

	(15,712)	(16,200)	(2,662)	(75,006)
Foreign exchange loss on cash held in foreign currency	(204)	(95)	(3)	(194)

Increase in cash and cash equivalents	860	2,452	837	5,336
Cash, beginning of period	4,476	2,024	1,187	—

Cash, end of period	$5,336	$4,476	$2,024	$5,336

Supplemental disclosure and supplemental cash flow information (note 7(b) and (c))

See accompanying notes to consolidated financial statements.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2004.

The continuation of the Company’s research and development activities and the commercialization of its CelacadeTM medical device technology is dependent upon the Company’s ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company’s current level of cash and short-term investments is sufficient to execute the Company’s current planned expenditures for the next 12 months.

1.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States (“United States GAAP”).

(a)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (incorporated in 1998) and Vasogen Corp. (Delaware-incorporated in 2004). The functional currency of both subsidiaries is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents. The Company does not have any cash equivalents as at November 30, 2004 and 2003.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(c)	Marketable securities:

Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

(d)	Concentration of credit risk:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities. The Company manages this credit risk by investing only in highly rated Canadian and U.S. corporations, trading on active markets and capable of prompt liquidation.

(e)	Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 1(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(f)	Acquired technology:

Acquired technology, representing part of the Company’s platform medical device technology, is stated at amortized cost less any impairment losses recognized in accordance with note 1(g). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset (note 1(o)).

(h)	Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $337,058 in 2004 (2003 — $200,000; 2002 — $297,663; from December 1, 1987 to November 30, 2004 — $1,969,721).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company’s future research and clinical trials. These supplies are carried at the lower of cost on a first-in-first-out basis and net realizable value and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

(i)	Derivative financial instruments:

The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company’s banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(j)	Translation of foreign currency:

The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

(k)	Income taxes and investment tax credits:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that substantive enactment date.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

Future tax assets initially recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given that the Company’s activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)	Stock-based compensation plans:

The Company accounts for its stock-based compensation plan, as described in note 5, using the settlement method for awards to employees, directors and officers. Under this method, no compensation expense is recognized when stock options or warrants are granted to employees, officers or directors. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

The Company uses the fair value method of accounting for stock options granted to non-employees and recognizes the expense over the performance period (note 1(o)(iii)). Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share units plan (“DSU”), as described in note 5. On the date of grant, the fair value of each DSU, being the fair market value of the Company’s common shares at that date, will be recorded as a liability on the Company’s balance sheet. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company’s common shares at each period end.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(m)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(o)	Changes in accounting policies:

(i)	In December 2002, the Accounting Standards Board of The Canadian Institute of Chartered Accountants’ (“CICA”) issued Handbook Section 3063, “Impairment of Long-Lived Assets” (“Section 3063”). Section 3063 supersedes the write-down and disposal provisions of CICA 3061, “Property, plant and equipment”. Under Section 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset (or asset group) is compared with its recoverable amount. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case, the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is recorded in the statement of operations. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.

The Company adopted Section 3063, effective December 1, 2002. In accordance with the requirements of Section 3063, this change in accounting policy has been applied prospectively and the amounts presented for prior periods have not been restated for this change. The adoption of Section 3063 had no impact on the Company’s consolidated financial position or results of operations.

(ii)	Goodwill and other intangible assets:

Effective December 1, 2002, the Company adopted prospectively, CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, which requires that goodwill and indefinite life intangible assets no longer be amortized but rather be tested for impairment at least annually and written down only when impaired. Intangible assets with definite useful lives are amortized over their useful lives. The adoption of Section 3062 had no impact on the Company’s consolidated financial position or results of operations.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(iii)	Stock-based compensation and other stock-based payments:

Effective December 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The recommendations require all stock-based payments to non-employees, employee awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, be accounted for using the fair value-based method.

The Company (a) maintained its current policy described in note 1(l) of accounting for employee stock-based compensation using the settlement method, and (b) changed its policy to record compensation costs for stock-based compensation issued on or after December 1, 2002 to non-employees at fair value. Pro forma disclosures have been made in note 5.

(iv)	Guarantees:

Effective December 1, 2002, the Company adopted CICA Accounting Guideline 14, “Disclosure of Guarantees” (“AcG-14”), that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook 3290, “Contingencies”. The Company has no material guarantees requiring disclosure.

(v)	Asset retirement obligations:

Effective December 1, 2002, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development, or normal operation. The adoption of Section 3110 had no impact on the Company’s consolidated financial position or results of operations.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

1.	Significant accounting policies (continued):

(vi)	Generally accepted accounting principles:

Effective December 1, 2003, the Company adopted CICA Handbook Section 1100, “Generally Accepted Accounting Principles”. This Section establishes standards for financial reporting in accordance with Canadian GAAP and it describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The adoption of Section 1100 had no material impact on the Company’s consolidated financial position or results of operations.

(vii)	Derivative instruments and hedging activities:

Effective December 1, 2003, the Company adopted CICA Accounting Guideline 13 (“AcG-13”), Hedging Relationships, and the Emerging Issues Committee’s (“EIC”) Abstract, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments. The new standards establish requirements related to the identification, designation, documentation and effectiveness of hedging relationships and the accounting for freestanding derivative financial instruments that do not qualify for hedge accounting under AcG-13. The standards have been applied on a prospective basis to all instruments existing on, or entered into, after December 1, 2003. Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statements risks. Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value. Adoption of the new standards had no impact on the Company’s financial position or results of operations as at December 1, 2003. For the year ended November 30, 2004, the Company has recognized an unrealized foreign exchange loss on forward exchange contracts of $5,220,000 as a result of the adoption of EIC 128.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

2.	Marketable securities:

	Less than	Greater than
	one year	one year		Yield to
2004	maturities	maturities	Total	maturity

Corporate bonds, commercial paper and medium-term notes	$67,651	$–	$67,651	1.50% - 2.65%

	Less than	Greater than
	one year	one year		Yield to
2003	maturities	maturities	Total	maturity

Corporate bonds, commercial paper and medium-term notes	$52,354	$3,255	$55,609	2.50% - 2.95%

At November 30, 2004, $18,355,284 (2003 — nil) of marketable securities were held in U.S. dollar-denominated investments aggregating U.S. $15,479,241 (2003 — U.S. nil).

At November 30, 2004 and 2003, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at November 30, 2004 have varying maturities from one to five months (2003 — one to thirteen months).

3.	Property and equipment:

		Accumulated	Net book
2004	Cost	amortization	value

Testing equipment	$852	$454	$398
Computer and other equipment	446	231	215
Leasehold improvements	417	63	354

	$1,715	$748	$967

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

3.	Property and equipment (continued):

		Accumulated	Net book
2003	Cost	amortization	value

Testing equipment	$629	$326	$303
Computer and other equipment	217	174	43
Leasehold improvements	53	39	14

	$899	$539	$360

In 2004, amortization expense amounted to $209,000 (2003 — $140,000; 2002 — $124,000).

4.	Acquired technology:

	2004	2003

Cost	$4,081	$4,081
Less accumulated amortization	3,322	3,068

Net book value	$759	$1,013

In 2004, amortization expense amounted to $254,000 (2003 — $253,000; 2002 — $253,000).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity:

(a)	Common shares:

Authorized:
Unlimited common shares, without par value

Issued:

										Period from
	Years ended November 30,									December 1, 1987 to
	2004			2003			2002			November 30, 2004
	Number			Number			Number			Number
	of shares		Amount	of shares		Amount	of shares		Amount	of shares		Amount

	(000’s	)		(000’s	)		(000’s	)		(000’s	)
Balance, beginning of period	62,022		$173,380	51,934		$126,673	46,364		$103,034	1,032		$1,213
Issued for:
Cash	9,775		76,913	9,478		50,669	5,155		25,000	51,036		233,405
Services	–		–	–		–	–		–	1,571		2,449
Technology	–		–	–		–	–		–	1,913		2,799
Warrants exercised	–		–	250		1,347	–		–	11,279		16,941
Options exercised	534		1,300	360		589	415		540	4,892		7,042
Debt conversion	–		–	–		–	–		–	608		650
Share issue costs	–		(6,128)	–		(5,898)	–		(1,901)	–		(19,034)

Balance, end of period	72,331		$245,465	62,022		$173,380	51,934		$126,673	72,331		$245,465

Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity (continued):

(b)	Public offerings:

On March 4, 2004, the Company issued 9,775,000 common shares for gross proceeds of $76,912,564 (U.S. $57.7 million) (net proceeds of $70,785,018 after costs of issuance of $6,127,546).

In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,540,313 after costs of issuance of $4,129,000, which excludes $1,769,000 for the fair value of warrants and options granted to the agent and other advisors as additional non-cash compensation).

In connection with the July 2003 offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2004, none of these warrants or options had been exercised.

In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,295 (net proceeds of $23,098,694 after costs of issuance of $1,901,601. As additional compensation to the underwriters, the Company issued warrants to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. The above-mentioned warrants were exercised during the year ended November 30, 2003.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity (continued):

(c)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the “2003 Employee Plan” and the “2003 Director Plan”) to eventually replace the Company’s existing stock option plan (the “Existing Plan”). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Each option granted allows the holder to purchase one common share. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to four years. The exercise price must not be less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

As at November 30, 2004, there were 660,121 (2003 — 1,496,366) options available for grant.

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

	(000's )		(000's )		(000’s )
Outstanding, beginning of year	3,245	$5.00	2,271	$4.68	2,037	$4.37
Issued	842	7.66	1,460	5.01	805	4.34
Exercised	(534)	2.43	(360)	1.64	(415)	1.30
Expired or cancelled	(35)	6.12	(126)	8.87	(156)	7.96

Outstanding, end of year	3,518	6.01	3,245	5.00	2,271	4.68

Exercisable, end of year	1,831		1,549		1,510

The table above includes 74,766 (2003 — 345,109) options granted to non-employees for a fair value of $379,380 (2003 — $743,740).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2004:

	Options outstanding				Options exercisable
				Weighted
			Weighted	average			Weighted
			average	remaining			average
Exercise	Number		exercise	contractual	Number		exercise
price	outstanding		price	life (years)	exercisable		price

	(000’s	)			(000’s	)
$1.25 - $3.39	436		$2.86	2.8	213		$2.87
$3.40 - $5.65	1,429		4.71	5.7	601		4.57
$5.66 - $9.04	1,160		7.30	3.2	827		7.20
$9.05 - $11.30	493		9.55	3.1	190		10.10

	3,518		6.01		1,831		6.13

For the year ended November 30, 2004, CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

	2004	2003

Loss for the year	$(74,550)	$(31,948)
Pro forma compensation expense — employees	(2,902)	(1,103)

Pro forma loss for the year	$(77,452)	$(33,051)

Pro forma loss per share:
Basic and diluted	$(1.11)	$(0.59)

The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity (continued):

The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

	2004	2003

Dividend yield	–	–
Weighted average risk-free interest rate	3.89%	4.49%
Volatility factor of the expected market price of the Company’s common shares	69.1%	82%
Weighted average expected life of the employment options	4.60 years	4.4 years

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2004 was $4.77 (2003 - $3.26).

The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

(d)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company’s common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company’s common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $189,000 in compensation expense relating to 26,270 DSUs granted in 2004 for services rendered during the year. Based upon the market value of the Company’s common shares at November 30, 2004, the Company has accrued $148,690 related to these DSUs.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

5.	Shareholders’ equity (continued):

(e)	Warrants:

As at November 30, 2004, the warrants which are outstanding and exercisable are as follows:

	2004		2003		2002

	(000's	)	(000's	)	(000's	)
Outstanding, beginning of year	985		875		625
Issued	–		360		250
Exercised	–		(250)		–

Outstanding, end of year	985		985		875

Exercisable, end of year	985		985		875

Of the warrants outstanding at November 30, 2004, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006.

6.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	2004	2003	2002

Loss for the year	$(74,550)	$(31,948)	$(19,507)

Weighted average number of common shares outstanding (000’s):
Basic and diluted	69,600	55,987	49,231

Loss per common share:
Basic and diluted	$(1.07)	$(0.57)	$(0.40)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

6.	Loss per share (continued):

The options and warrants to purchase common shares were not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.

7.	Consolidated statements of cash flows:

(a)	Change in non-cash operating working capital:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Clinical supplies	$1,614	$(1,773)	$(813)	$(2,804)
Tax credits recoverable	(213)	(4)	(120)	(1,596)
Prepaid expenses and deposits	(829)	(503)	(237)	(1,817)
Accounts payable and accrued liabilities	8,970	2,988	(65)	15,227

	$9,542	$708	$(1,235)	$9,010

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

7.	Consolidated statements of cash flows (continued):

(b)	Supplemental disclosures:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Non-cash financing activities:
Warrants and options issued as share issuance costs	$–	$1,769	$–	$1,769
Shares issued for services	–	–	–	2,449
Debt conversion	–	–	–	(650)
Shares issued on debt conversion	–	–	–	650
Shares issued for technology	–	–	–	2,799
Deferred share issue costs	503	–	–	503

	$503	$1,769	$–	$7,520

Non-cash investing activities:
Technology acquired for shares issued	$–	$–	$–	$(2,799)

(c)	Supplemental cash flow information:

The interest received in 2004 was $1,731,000 (2003 — $1,052,000; 2002 — $1,351,000; from December 1, 1987 to November 30, 2004 — $7,934,000). No interest or income taxes were paid in any of the periods presented.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

8.	Fair values of financial instruments:

The carrying values of cash, prepaid expenses and deposits, marketable securities, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

The Company entered into forward exchange contracts to sell $49,871,005 to acquire U.S. $37,500,000 in December 2004 and April 2005. The fair value of the forward contracts, as at November 30, 2004, is a liability of $5,220,000.

9.	Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2004	2003

Basic rate applied to loss before provision of income taxes	$(26,927)	$(11,747)
Adjustments resulting from:
Foreign losses affected at lower rates	15,034	7,446
Permanent differences	276	(784)
Change in valuation allowance	11,417	5,085
Other	200	–

	$–	$–

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

9.	Income taxes (continued):

The tax effect of temporary differences that give rise to significant components of the Company’s future tax assets and future tax liabilities at November 30 are presented below:

	2004	2003

Future tax assets:
Non-capital losses	$20,907	$12,672
Other, including net capital losses	1,727	—
Deductible share issue costs	3,332	2,411
Excess of tax value of capital assets over book value	87	33
SR&ED expenditure pool, net of refundable tax credits	3,765	3,285

	29,818	18,401
Valuation allowance	(29,818)	(18,401)

Net future tax asset	$—	$—

The Company’s subsidiary, Vasogen Ireland Limited, also has losses of approximately $164,525,000 (2003 — $101,379,000) included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company’s other subsidiary, Vasogen Corp., also has losses of approximately $854,000 included in the consolidated non-capital losses, which begin to expire in 2024.

The Company also has approximately $565,000 of net capital losses available to reduce future year’s taxable capital gains. These net capital losses are available for carryforward indefinitely.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development (“SR&ED”) expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool, at November 30, 2004, is approximately $12,526,000 (2003 — $9,785,000).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

9.	Income taxes (continued):

The Company also has $12,786,000 of investment tax credits (“ITCs”) on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company’s compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2006	$74
2007	95
2008	222
2009	438
2010	605
2011	951
2012	1,096
2013	4,146
2014	5,159

$12,786

10.	Segment information:

The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is located in Ireland.

11.	Royalty commitments:

The Company agreed to pay royalties to arm’s-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company’s Celacade technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

12.	Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

2005	$696
2006	700
2007	727
2008	714
2009	581
2010	98

$3,516

Rent expense under operating leases, for the year ended November 30, 2004, amounted to $640,000 (2003 — $386,000; 2002 — $370,000).

13.	Related party transactions:

(a)	Strategic alliance:

During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of its CelacadeTM technology. In the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for its CelacadeTM technology. The Company remains free to pursue marketing arrangements with other parties to augment its relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a Cdn. $11.9 million (U.S. $7.5 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

13.	Related party transactions (continued):

(b)	Transactions with Quest Diagnostics:

During the year ended November 30, 2004, Quest Diagnostics provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $455,349 (2003 — $73,738; 2002 — nil; December 1, 1987 to November 20, 2004 — $529,087) was charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At November 30, 2004, the Company owed Quest Diagnostics $92,270 (2003 — nil) for such fees, which is included in accounts payable.

14.	Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)	Platform Technology:

The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and, when deemed appropriate, initiate research in these indications.

(b)	CelacadeTM Technology — Cardiovascular disease:

The Company’s Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company’s CelacadeTM technology is currently in two pivotal phase III clinical trials. The 2,000-patient ACCLAIM trial is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 500-patient SIMPADICO trial is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

14.	Research and development projects (continued):

(c)	Celacade Technology — Autoimmune disease:

The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

(d)	VP025 — Neuro-inflammatory disease:

The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines — potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neurodegenerative disorders, including Parkinson’s disease and Alzheimer’s disease.

The following table outlines research and development costs expensed for the Company’s significant research and development projects:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Research and development costs expensed:
Platform technology	$2,881	$2,270	$4,688	$36,556
Cardiovascular program	45,162	17,930	7,523	76,371
Autoimmune program	—	48	464	4,565
VP025	3,751	1,482	—	5,233

Total research and development costs expensed	$51,794	$21,730	$12,675	$122,725

Acquired technology:
CelacadeTM platform	$—	$—	$—	$4,081

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company’s consolidated financial statements:

(a)	Consolidated statements of operations and deficit:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Loss per Canadian GAAP	$(74,550)	$(31,948)	$(19,507)	$(186,155)
Technology costs (15(b)(i))	—	—	—	(4,081)
Technology amortization (15(b)(i))	254	253	253	3,322
Non-employee stock options (15(b)(ii))	(137)	(214)	(559)	(3,317)
Performance based options (15(b)(iii))	164	(473)	—	(309)
Warrants issued to acquire technology (15(b)(iv))	—	—	—	(61)

Loss and comprehensive loss per United States GAAP	$(74,269)	$(32,382)	$(19,813)	$(190,601)

Basic and diluted loss per share per United States GAAP	$(1.07)	$(0.58)	$(0.40)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Consolidated balance sheets:

	2004		2003

		United		United
	Canada	States	Canada	States

Acquired technology, net (i)	$759	$—	$1,013	$—
Share capital, warrants and options (ii), (iv)	248,120	251,807	175,580	179,294
Deficit, end of year (i), (ii), (iii), (iv)	(187,665)	(192,111)	(113,115)	(117,842)
Deficit accumulated during development stage (i), (ii), (iii), (iv)	(186,155)	(190,601)	(111,605)	(116,332)

(i)	Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would have been reversed.

(ii)	Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards 123 (“SFAS No. 123”), Accounting for Stock-based Compensation, requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 15(e).

Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(iii)	Under Canadian GAAP, the Company accounts for employee stock-based compensation under the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 (“APB 25”) to its accounting for stock compensation to employees using the intrinsic value method. However, the Company has granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

(iv)	In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are set out in note 1(h).

(e)	Pro forma information:

While SFAS No. 123 does not require the recognition of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

	2004	2003	2002	2001

Dividend yield	—	—	—	—
Weighted average risk-free interest rate	3.89%	4.49%	4.26%	5.11%
Volatility factor of the expected market price of the Company’s common shares	69.1%	82%	81%	86%
Weighted average expected life of the employment options	4.6 years	4.4 years	4 years	4 years

The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2004 was $4.77 (2003 — $3.26; 2002 — $2.77).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

	2004	2003	2002

Loss for the year — United States GAAP	$(74,269)	$(32,382)	$(19,813)
Compensation cost — employees	(3,391)	(1,636)	(1,027)
Compensation expense (15(b)(iii))	(164)	473	—

Pro forma loss for the year - United States GAAP	$(77,824)	$(33,545)	$(20,840)

Pro forma basic and diluted loss per share — United States GAAP	$(1.12)	$(0.60)	$(0.42)

The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma loss in future periods.

(f)	Changes in accounting policies:

(i)	Consolidation of variable interest entities:

In December 2003, FASB issued interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities (“VIEs”), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. Adoption of the new standard had no impact on the Company’s consolidated financial position or results of operations.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Derivative instruments and hedging activities:

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on “Derivative Instruments and Hedging Activities”, which amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an underlying to conform it to the language in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and to amend certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS No. 149 had no impact on the Company’s financial position or results of operations.

(iii)	Accounting for certain financial instruments with characteristics of both liabilities and equity:

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning in the Company’s second quarter of 2004. The adoption of this statement had no impact on the Company’s consolidated financial position or results of operations.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(g)	Consolidated statement of shareholders’ equity for the period from December 1, 1987 to November 30, 2004:

		Common
		shares
	Number of	average
	of shares	share price	Amount	Options	Warrants	Deficit	Total

	(000’s)
Balance, December 1, 1987	1,032		$1,213	$—	$—	$(1,510)	$(297)
Shares issued for cash	138	0.03	195	—	—	—	195
Shares issued for services	5	0.07	17	—	—	—	17
Shares issued to acquire a license	1,571	0.03	2,375	—	—	—	2,375
Deficit	—		—	—	—	(755)	(755)

Balance, November 30, 1988	2,746		3,800	—	—	(2,265)	1,535
Deficit	—		—	—		(601)	(601)

Balance, November 30, 1989	2,746		3,800	—	—	(2,866)	934
Shares issued for cash	251	0.09	1,061	—	—	—	1,061
Options exercised for services	50	0.04	105	—	—	—	105
Shares issued for services	11	0.09	45	—	—	—	45
Debt conversion	179	0.02	200	—	—	—	200
Deficit	—		—	—	—	(725)	(725)

Balance, November 30, 1990	3,237		5,211	—	—	(3,591)	1,620
Shares issued for cash	683	0.03	909	—	—	—	909
Options exercised for services	14	0.04	30	—	—	—	30
Shares issued for services	90	0.04	168	—	—	—	168
Shares issued to acquire a license	71	0.03	100	—	—	—	100
Deficit	—		—	—	—	(593)	(593)

Balance, November 30, 1991	4,095		6,418	—	—	(4,184)	2,234

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common
		shares
	Number of	average
	of shares	share price	Amount	Options	Warrants	Deficit	Total

	(000’s)
Shares issued for cash	14	0.06	44	—	—	—	44
Options exercised for services	134	0.04	239	—	—	—	239
Shares issued for services	77	0.05	202	—	—	—	202
Debt conversion	429	0.02	450	—	—	—	450
Deficit	—		—	—	—	(975)	(975)

Balance, November 30, 1992	4,749		7,353	—	—	(5,159)	2,194
Shares issued for cash	71	2.10	150	—	—	—	150
Warrants exercised for services	119	1.71	203	—	—	—	203
Options exercised for services	46	2.10	96	—	—	—	96
Shares issued for services	96	2.10	202	—	—	—	202
Deficit	—		—	—	—	(752)	(752)

Balance, November 30, 1993	5,081		8,004	—	—	(5,911)	2,093
Shares issued for cash	774	1.30	1,006	—	—	—	1,006
Share issue costs	—	—	(192)	—	—	—	(192)
Warrants exercised for services	142	1.75	247	—	—	—	247
Options exercised for services	29	1.54	44	—	—	—	44
Shares issued for services	29	2.10	60	—	—	—	60
Deficit	—		—	—	—	(996)	(996)

Balance, November 30, 1994	6,055		9,169	—	—	(6,907)	2,262

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common
		shares
	Number of	average
	of shares	share price	Amount	Options	Warrants	Deficit	Total

	(000’s)
Shares issued for cash	3,460	1.00	3,460	—	—	—	3,460
Share issue costs	—	—	(294)	—	—	—	(294)
Warrants exercised for services	185	0.50	93	—	—	—	93
Options exercised for services	120	0.50	60	—	—	—	60
Shares issued for services	236	1.04	246	—	—	—	246
Deficit	—		—	—	—	(2,323)	(2,323)

Balance, November 30, 1995	10,056		12,734	—	—	(9,230)	3,504
Shares issued for cash	3,557	1.10	3,913	—	—	—	3,913
Share issue costs	—	—	(962)	—	—	—	(962)
Warrants exercised for services	3,397	1.34	4,539	—	—	—	4,539
Options exercised for services	394	0.62	245	—	—	—	245
Shares issued for services	632	1.18	748	—	—	—	748
Shares issued to acquire license	270	1.20	324	—	—	—	324
Deficit	—		—	—	—	(4,862)	(4,862)

Balance, November 30, 1996	18,306		21,541	—	—	(14,092)	7,449
Shares issued for cash	3,064	2.49	7,625	—	—	—	7,625
Share issue costs	—	—	(312)	—	—	—	(312)
Warrants exercised for services	1,352	1.20	1,621	—	—	—	1,621
Options exercised for services	494	0.98	482	—	—	—	482
Shares issued for services	115	1.87	215	—	—	—	215
Deficit	—		—	—	—	(7,991)	(7,991)

Balance, November 30, 1997	23,331		31,172	—	—	(22,083)	9,089

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common
		shares
	Number of	average
	of shares	share price	Amount	Options	Warrants	Deficit	Total

	(000’s)
Shares issued for cash	2,882	1.75	5,043	—	—	—	5,043
Share issue costs	—	—	(479)	—	—	—	(479)
Warrants exercised for services	228	1.11	253	—	—	—	253
Options exercised for services	100	0.95	95	—	—	—	95
Shares issued for services	33	1.67	55	—	—	—	55
Deficit	—		—	—	—	(7,312)	(7,312)

Balance, November 30, 1998	26,574		36,139	—	—	(29,395)	6,744
Shares issued for cash	6,590	1.49	9,825	—	—	—	9,825
Share issue costs	—	—	(934)	—	—	—	(934)
Warrants exercised for services	1,627	1.07	1,739	—	—	—	1,739
Options exercised for services	594	1.22	724	—	—	—	724
Shares issued for services	207	1.25	259	—	—	—	259
Deficit	—		—	—	—	(7,915)	(7,915)

Balance, November 30, 1999	35,592		47,752	—	—	(37,310)	10,442
Shares issued for cash	3,738	9.54	35,650	—	—	—	35,650
Share issue costs	—	—	(1,812)	—	—	—	(1,812)
Warrants exercised for services	3,979	1.73	6,898	—	—	—	6,898
Options exercised for services	1,393	1.48	2,064	—	—	—	2,064
Shares issued for services	40	5.83	233	—	—	—	233
Deficit	—		—	—	—	(9,961)	(9,961)

Balance, November 30, 2000	44,742		90,785	—	—	(47,271)	43,514

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

15.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common
		shares
	Number of	average
	of shares	share price	Amount	Options	Warrants	Deficit	Total

	(000’s)
Shares issued for cash	1,406	8.49	11,941	—	—	—	11,941
Share issue costs	—	—	(121)	—	—	—	(121)
Options exercised for services	216	1.99	429	—	—	—	429
Deficit	—		—	—	—	(14,389)	(14,389)

Balance, November 30, 2001	46,364		103,034	—	—	(61,660)	41,374
Shares issued for cash	5,155	4.85	25,000	—	—	—	25,000
Share issue costs	—	—	(1,901)	—	—	—	(1,901)
Options exercised for services	415	1.30	540	—	—	—	540
Deficit	—		—	—	—	(19,507)	(19,507)

Balance, November 30, 2002	51,934		126,673	—	—	(81,167)	45,506
Shares issued for cash	9,478	5.35	50,669	—	—	—	50,669
Share issue costs	—	—	(5,898)	—	—	—	(5,898)
Warrants exercised for services	250	5.39	1,347	—	—	—	1,347
Options exercised for services	360	1.64	589	—	—	—	589
Fair value of stock options and warrants issued to consultants	—		—	744	1,456	—	2,200
Deficit	—		—	—	—	(31,948)	(31,948)

Balance, November 30, 2003	62,022		173,380	744	1,456	(113,115)	62,465
Shares issued for cash	9,775	7.87	76,913	—	—	—	76,913
Share issue costs	—	—	(6,128)	—	—	—	(6,128)
Options exercised for services	534	2.43	1,300	—	—	—	1,300
Fair value of stock options issued to consultants	—		—	455	—	—	455
Deficit	—		—	—	—	(74,550)	(74,550)

Balance, November 30, 2004	72,331		$245,465	$1,199	$1,456	$(187,665)	$60,455

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

16.	Recent accounting pronouncements:

(a)	Canadian GAAP:

(i)	Consolidation of variable interest entities (revised):

In September 2004, the CICA released revised Accounting Guideline 15R (“AcG-15R”). AcG-15R is now substantially consistent with FASB Interpretation No. 46 (revised). AcG-15R is effective for annual and interim periods beginning on or after November 1, 2004. The Company does not expect the adoption of AcG-15R to impact its consolidated financial position and results of operations.

(ii)	Stock-based compensation and other stock-based payments:

In September 2003, the CICA revised the transitional provisions of Handbook Section 3870 to provide the same alternative methods of transition as is provided in the U.S. for voluntary adoption of the fair value-based method of accounting. These provisions permit retroactive application of the recognition provisions to awards not previously accounted for at fair value either with or without restatement of prior periods.

The AcSB has also amended the standards to require that all transactions, whereby goods and services are received in exchange for stock-based compensation and other payments, results in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The standards require that share-based transactions should be measured on a fair value basis. The Company will adopt this standard retroactively without restatement effective December 1, 2004 and expects the impact of adopting the standard to approximate the pro forma amounts disclosed in note 5.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period
from December 1, 1987 to November 30, 2004

16.	Recent accounting pronouncements:

(b)	United States GAAP:

(i)	Accounting for stock-based compensation:

In December 2004, the FASB revised SFAS 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for interim or annual periods beginning after June 15, 2005 and is effective for the Company’s fourth quarter of fiscal 2005. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii)	Accounting for non-monetary transactions:

In December 2004, the FASB issued SFAS 153 that amends APB Opinion 29. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

17.	Comparative figures:

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2004.